Exhibit 99.2

ASX/NASDAQ Release SYDNEY, November 23 2015 MOKO Launches its New “REC*IT FITNESS” App - One of the Best Ways to Capture the Active Female College Student Demographic		MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Highlights

•	Launched in response to the immense growth and popularity of high-quality fitness programming at top tier U.S. partner colleges

•	Leveraging the success of REC*IT while specifically targeting active users of campus recreation centers for group fitness activities

•	Enables MOKO to capture the female demographic and diversify the gender base of its college student user base

MOKO Social Media (NASDAQ: MOKO and ASX: MKB) today announces the release its new app, REC*IT FITNESS, in a soft launch to 25 U.S. colleges, with a wider rollout planned for the spring semester in January 2016. REC*IT FITNESS extends the utility and features of MOKO’s flagship app, REC*IT, from intramural and sport activities to non-sport and group fitness activities such as Yoga, Spin-Cycle, Pilates, etc. providing a tool for U.S. college students to discover, sign up for, and stay on top of the latest fitness programming available only on their campus through the mobile app.

REC*IT FITNESS is expected to skew towards female users as many on-campus fitness activities are female targeted. For example, the 2014 U.S. Yoga Journal Conference reported that approximately 82% of Yoga participants are female. These types of activities will allow REC*IT FITNESS to capture female students alongside MOKO’s flagship REC*IT app, which is skewed towards male users, and ultimately enable MOKO to diversify its existing student user gender base. According to the National Center for Education Statistics, there are expected to be 20.2 million students attending U.S. colleges and universities in fall 2015, of which 56.9% are expected to be female. Adding the REC*IT FITNESS app gives MOKO an on-campus app that skews towards the female demographic. This coupled with MOKO’s core REC*IT app, which captures the intramural participants which skew 74% male,1 provides MOKO with apps that cover virtually 100% of the potential student population. The college fitness market also presents MOKO with a huge opportunity, with 75% of students regularly using campus recreation centers, and 42.1% of those students participating in instructor-led group fitness classes, according to a NIRSA report. This represents an addressable market of approximately 6.4 million U.S. college students.2

1	Deaner, Robert O.; Geary, David C.; Puts, David A.; Ham, Sandra A.; Kruger, Judy; Fles, Elizabeth; Winegard, Bo; and Grandis, Terry, "A Sex Difference in the Predisposition for Physical Competition: Males Play Sports Much More than Females Even in the Contemporary U.S." (2012). Peer Reviewed Articles. Paper 1.

2	Based on expected fall enrollment of 20.2 million (National Center for Educations Statistics), 75% of which regularly use campus recreation centers and 42.1% of those students participating in instructor-led group fitness classes (NIRSA) ((20.2M*0.75)*0.421)

REC*IT FITNESS has been launched in response to the immense growth and popularity of high-quality fitness programming at partner colleges, and there are no major competitors with a similar mobile app designed specifically for managing and scheduling group fitness activities on college campuses.

MOKO’s flagship app, REC*IT, that is now available to more than 1,100 U.S. colleges through an exclusive agreement with IMLeagues, has allowed MOKO to develop relationships with on-campus rec directors and rec departments at colleges across the U.S. Utilizing these relationships, REC*IT FITNESS will adopt a similar marketing strategy to that of REC*IT, leveraging on-campus Rec Director relationships to promote brand and product awareness. MOKO aims to garner insight from key strategic fitness administrators during the soft launch of REC*IT FITNESS and aims to apply the insights and lessons learned, prior to the full official launch in early 2016.

The release of REC*IT FITNESS has significantly extended MOKO’s college student reach into the wider college activity scene, to now encompass intramural sports, recreation and general fitness and social activities.

For more information contact:

U.S.:
Jed Latkin

917-957-4987

jed.latkin@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading U.S. college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,100 U.S. colleges, representing approximately 50% of the U.S. college population, and to over 4,400 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

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